SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 25 April, 2024

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- --------------

Exhibit 1.1	Result of AGM dated 25 April 2024

Exhibit 1.1

BP p.l.c.

AGM 2024 poll results

BP p.l.c. held its Annual General Meeting on 25 April 2024 and announces the results of the voting below.

	Votes For	%	Votes Against	%	Total Votes Cast (excluding withheld)	% of issued share capital voted*	Votes Withheld**
Resolution 1: Report and accounts	10,528,521,843	98.85	122,257,971	1.15	10,650,779,814	63.32%	22,310,391
Resolution 2: Directors' remuneration report	10,197,883,522	95.88	438,245,507	4.12	10,636,129,029	63.24%	37,229,024
Resolution 3: To re-elect Helge Lund as a director	10,112,171,997	95.89	433,335,974	4.11	10,545,507,971	62.70%	127,855,243
Resolution 4: To re-elect Murray Auchincloss as a director	10,561,275,236	99.11	94,903,159	0.89	10,656,178,395	63.35%	17,184,427
Resolution 5: To elect Kate Thomson as a director	10,572,037,385	99.22	83,518,101	0.78	10,655,555,486	63.35%	17,797,088
Resolution 6: To re-elect Melody Meyer as a director	10,240,040,815	96.38	384,434,432	3.62	10,624,475,247	63.17%	48,877,315
Resolution 7: To re-elect Tushar Morzaria as a director	10,446,297,352	98.06	207,066,694	1.94	10,653,364,046	63.34%	19,976,037
Resolution 8: To re-elect Dame Amanda Blanc as a director	10,428,947,411	98.74	133,368,517	1.26	10,562,315,928	62.80%	111,024,150
Resolution 9: To re-elect Pamela Daley as a director	10,448,609,302	98.07	205,722,663	1.93	10,654,331,965	63.34%	19,008,118
Resolution 10: To re-elect Hina Nagarajan as a director	10,550,624,831	99.04	102,620,205	0.96	10,653,245,036	63.34%	19,818,029
Resolution 11: To re-elect Satish Pai as a director	10,551,149,521	99.04	101,921,995	0.96	10,653,071,516	63.34%	19,991,542
Resolution 12: To re-elect Karen Richardson as a director	10,450,096,280	98.08	204,167,752	1.92	10,654,264,032	63.34%	18,799,026
Resolution 13: To re-elect Dr Johannes Teyssen as a director	10,555,365,948	99.07	98,972,036	0.93	10,654,337,984	63.34%	18,725,075
Resolution 14: Reappointment of auditor	10,524,531,183	99.61	41,278,353	0.39	10,565,809,536	62.82%	107,266,026
Resolution 15: Remuneration of auditor	10,615,510,610	99.63	39,147,147	0.37	10,654,657,757	63.35%	18,405,309
Resolution 16: Political donations and political expenditure	10,373,170,662	97.88	224,827,590	2.12	10,597,998,252	63.01%	75,069,575
Resolution 17: Renewal of the Scrip Dividend Programme	10,567,261,192	99.27	77,989,026	0.73	10,645,250,218	63.29%	27,824,023
Resolution 18: Limited authority to allot shares up to a specified amount	10,213,404,977	95.95	430,559,585	4.05	10,643,964,562	63.28%	29,097,186
Resolution 19: Special resolution: Authority to allot a limited number of shares for cash free of pre-emption rights	10,467,557,093	98.46	163,232,277	1.54	10,630,789,370	63.20%	42,549,387
Resolution 20: Special resolution: Additional authority to allot a limited number of shares for cash free of pre-emption rights	10,380,161,221	97.62	252,701,330	2.38	10,632,862,551	63.22%	40,470,414
Resolution 21: Special resolution: Share buyback	10,517,652,249	98.77	131,063,602	1.23	10,648,715,851	63.31%	26,196,891
Resolution 22: Special resolution: Notice of general meetings	9,982,503,098	93.68	673,861,806	6.32	10,656,364,904	63.36%	16,967,663

* Total voting rights of the shares in issue excluding Treasury shares: 16,819,810,876. Every shareholder has one vote for every ordinary share held and two votes for every £5 in nominal amount of bp preference shares held.

** Please note a 'vote withheld' is not a vote under English law and is not counted in the calculation of votes 'for' or 'against' a resolution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 25 April 2024
/s/ Ben J. S. Mathews
------------------------
Ben J. S. Mathews
Company Secretary